[redacted]

13014291

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65894

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Quantex Clearing, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Hudson Street
(No. and Street)

Hoboken	NJ	07030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Meyers — (212) 425-6800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seligson & Giannattasio, LLP
(Name - if *individual, state last, first, middle name)*

732 N. Broadway	White Plains	NY	10603
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantex Clearing, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CEO

Title

Notary Public

HELENA SUAREZ
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 17, 2013
I.D.# 2051344

This report** contains (check all applicable boxes):

✓ (a) Facing page.
✓ (b) Statement of Financial Condition.
✓ (c) Statement of Income (Loss).
✓ (d) Statement of Cash Flows.
✓ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
✓ (g) Computation of Net Capital
✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (1) An Oath or Affirmation.
✓ (m)A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
✓ (o)Independent auditor's report on internal accounting control
(p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELIGSON &
GIANNATTASIO, LLP
Certified Public Accountants and Consultants

723 N. Broadway
White Plains, NY 10603
Phone: (914) 428-5560

60 East 42nd St. 46th Floor
New York, NY 10165
Phone: (646) 580-2675

175 Central Avenue
Farmingdale, NY 11735
Phone: (516) 350-8710

28 Brunswick Avenue
Edison, NJ 08817
Phone: (732) 993-8235

42 Main Street Suite 200
Bridgeport, CT 06606
Phone: (203) 212-9781

Independent Auditors' Report

To the Members
Quantex Clearing LLC
Hoboken, New Jersey

We have audited the accompanying financial statements of Quantex Clearing LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantex Clearing LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information included in the accompanying Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Seligson & Giannattasio, LLP

Seligson & Giannattasio, LLP
White Plains, New York
February 26, 2013

QUANTEX CLEARING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS	
Cash and cash equivalents	$ 988,961
Non marketable securities, at fair value	16,758
Receivables from broker-dealers and clearing organizations	854,603
Securities borrowed	127,472
Other current assets	53,873
Fixed assets	6,670
Total assets	$ 2,048,337
LIABILITIES & MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 220,467
Securities loaned	137,900
Total liabilities	358,367
Commitments and contingencies	
Member's Equity	1,689,970
Total liabilities and member's equity	$ 2,048,337

See notes to financial statements.

QUANTEX CLEARING LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2012

Revenues:		
Stock loan rebates		$ 149,490
Stock locate service revenues		667,118
Commission income		1,397,958
Clearing fees		43,574
Other		27,951
Total revenue		2,286,091
Expenses:		
Salaries and commission expenses	$ 748,367	
Trading and clearance charges	1,770,849	
Rebate interest	137,102	
Professional fees	64,809	
Data processing	114,975	
Other general and administrative expenses	263,872	
Total expenses		3,099,974
Net loss		$ (813,883)

See notes to financial statements.

QUANTEX CLEARING LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2012

Member's equity, January 1, 2012	$2,503,853
Net loss	(813,883)
Member's equity, December 31, 2012	$1,689,970

See notes to financial statements

QUANTEX CLEARING LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (813,883)
Changes in operating assets and liabilities:	
Receivables from broker-dealers and clearing organizations	67,594
Securities borrowed	780,228
Securities loaned	(720,900)
Other current assets	21,505
Accounts payable and accrued expenses	(161,099)
NET CASH FLOWS FROM OPERATING ACTIVITIES	(826,555)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of fixed assets	(6,670)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(6,670)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(833,225)
Cash and cash equivalents – beginning of period	1,822,186
Cash and cash equivalents – end of period	$ 988,961
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS:	
Cash paid for:	
Income taxes	$ --
Interest	$ --

See notes to financial statements.

QUANTEX CLEARING LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 1 - ORGANIZATION

Quantex Clearing LLC (the "Company") is a self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The Company's principal business model engages in a stock loan/stock borrow matchbook business. During 2011, the Company was approved to engage as a clearing broker for one correspondent client with proprietary accounts. In 2012, the Company was approved as a clearing broker for an additional correspondent client. As of December 31, 2012, the Company was not engaged as a clearing broker for any correspondent firms. The Company was organized as a limited liability company under the laws of the State of Delaware in 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations represent billings for trading commissions and licensing fees. Based on the Company's operating history and customer base, bad debts to date have not been material, and as such a reserve has not been established.

Fixed Assets

Fixed assets are stated at cost. Depreciation is determined using the straight-line method over the estimated useful life of the representative assets of seven years. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the year incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. In 2012, the Company purchased furniture for their new office space.

Revenue recognition

Revenues from stock loan rebates are recorded when the rebate has been earned. The Company also records revenues for stock locator services. Revenues for these services are recorded when earned. Clearing fees are recorded when earned. In addition, the Company earns revenues from the licensing of a computer platform. The Company earns

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Revenue recognition (continued)

licensing fees based upon the number of seats utilized by the customer and records these revenues monthly as earned.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities Borrowed and Securities Loaned Transactions

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Collateral in the form of cash or securities is exchanged for securities borrowed and is received for securities loaned based on the approximate fair value of the related securities. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary. Contract values approximate fair market value.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition in accordance with FASB ASC 740-10, "Accounting for Income Taxes". This determination will always be subject to ongoing re-evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Fair Value Measurements of Investments in Securities

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements". The pronouncement defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The standard establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Non Marketable Securities

As part of the acquisition of the operations of NYFIX in 2010, the Company acquired 8.20905 shares of DTCC common stock. These shares are reflected as non-marketable securities. Management has determined these values to be Level 2 inputs.

Concentration

Substantially all the cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses on such accounts and does not believe there to be any significant credit risk with respect to these deposits. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Through December 31, 2012, all balances in

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Concentration (continued)

United States non-interest bearing accounts are fully insured. At December 31, 2012, there were no balances in excess of insured limits.

During the fiscal year ended December 31, 2012, the Company had customers that accounted for 30% and 39% of the Company's revenues. The same two customers accounted for 21% and 18% of the accounts receivable at December 31, 2012.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to $250,000 or 2 percent of aggregate debit items, as defined. The net capital rule of the SEC also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the greater of: 5 percent of aggregate debit items or 120% of the minimum net capital requirement. At December 31, 2012, the Company had net capital, as defined, of $1,274,500 which was $1,024,500 in excess of its required minimum net capital of $250,000 and $974,500 in excess of 120% of the required minimum.

NOTE 4 - LEASE COMMITMENTS

The Company leases its premises pursuant to a lease agreement accounted for as an operating lease. The lease expires on July 1, 2015. In addition, the Company leases certain of its equipment and software pursuant to an operating lease agreement.

The following is a schedule of future minimum rental payments required under all operating leases:

December 31,	
2013	172,215
2014	175,221
2015	178,318
2016	54,217
Total	$ 579,971

Rent expense for the year ended December 31, 2012 totaled $85,846.

NOTE 5 - INDEMNIFICATIONS

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 6- COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company settles securities transactions with counterparties on behalf of its introducing brokers and in connection with its matched-book stock borrow/stock loan business. This activity may expose the Company to off-balance sheet risk arising from the potential that counterparties may fail to satisfy their obligations. In the event counterparties fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments, at unfavorable market prices, to satisfy those obligations. The Company mitigates the risk of counterparty nonperformance by requiring its introducing broker to maintain cash deposits and by its membership in the Depository Trust & Clearing Corporation ("DTCC"). The DTCC guarantees the required mark-to-market payments related to the fluctuation in market value of the collateral underlying stock borrow/stock loan transactions processed by its members.

NOTE 7 – SUBSEQUENT EVENTS

The Company evaluated the effects of all subsequent events through February 26, 2013, the date on which the financial statements were issued.

SUPPLEMENTARY INFORMATION

QUANTEX CLEARING LLC

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Total members' equity	$1,689,970
Deductions and/or charges:	
Non allowable assets	403,806
Deficits on securities borrowed	11,664
Net capital before haircuts on securities positions	1,274,500
Minimum net capital	250,000
Excess net capital	$1,024,500

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5 filing as of December 31, 2012 and filed on February 1, 2013.

QUANTEX CLEARING LLC

Schedule II – Computation of Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2012

Credit Balances	
None	$ --
Debit Balances	
None	--
Excess of total credits over debits	--
Amount held on deposit in reserve bank accounts	--
Amount of deposit or withdrawal	--

There are no material differences between the computation of determination of reserve requirements under Rule 15c3-3 presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5 filing as of December 31, 2012 and filed on February 1, 2013.

QUANTEX CLEARING LLC

Schedule III – Information for Possession and Control Requirements Under rule 15c3-3

December 31, 2012

Customers fully paid and excess margin securities not in the respondents possession or control as of the report date for which instructions to reduce possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3	$ --
Number of items	None
Customers fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3	$ --
Number of items	None

SELIGSON &
GIANNATTASIO, LLP
Certified Public Accountants and Consultants

723 N. Broadway
White Plains, NY 10603
Phone: (914) 428-5560

60 East 42nd St. 46th Floor
New York, NY 10165
Phone: (646) 580-2675

175 Central Avenue
Farmingdale, NY 11735
Phone: (516) 350-8710

28 Brunswick Avenue
Edison, NJ 08817
Phone: (732) 993-8235

42 Main Street Suite 200
Bridgeport, CT 06606
Phone: (203) 212-9781

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE MEMBERS
QUANTEX CLEARING LLC

In planning and performing our audit of the financial statements of Quantex Clearing LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

[1] Making the periodic computations of aggregate indebtedness(or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

[2] Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

[3] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

[4] Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against the loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal controls exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seligson + Giannattasio, LLP

Seligson & Giannattasio, LLP
White Plains, New York
February 26, 2013

SELIGSON & GIANNATTASIO, LLP
Certified Public Accountants and Consultants

723 N. Broadway
White Plains, NY 10603
Phone: (914) 428-5560

60 East 42nd St. 46th Floor
New York, NY 10165
Phone: (646) 580-2675

175 Central Avenue
Farmingdale, NY 11735
Phone: (516) 350-8710

28 Brunswick Avenue
Edison, NJ 08817
Phone: (732) 993-8235

42 Main Street Suite 200
Bridgeport, CT 06606
Phone: (203) 212-9781

To the Board of Directors of Quantex Clearing, LLC
30 Montgomery Street
Jersey City, NJ 07302

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [(Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by Quantex Clearing LLC. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the period from January 1, 2012 to December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio, LLP

Seligson & Giannattasio, LLP
White Plains, NY
February 26, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2012

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7 (33-REV 7/10)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-65894 CBSX Dec-12
Quantex Clearing, LLC
30 Montgomery Street
Jersey City NJ 07302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Iannone (646) 214-5608

2. A. General assessment (item 2e from page 2)		$ 5,645
B. Less payment made with SIPC-6 filed (exclude interest) 10/8/2012 Date Paid		(2,842)
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		2,803
E. Interest computed on late payment (see instructions E) for ____ days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,803
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,803	
H. Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Quantex Clearing, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 29 day of January, 20 13.

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 2012
Eliminate cents

Item No.		Amount
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,286,090
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
	(2) Net loss from principal transactions in securities in trading accounts.	-
	(3) Net loss from principal transactions in commodities in trading accounts.	-
	(4) Interest and dividend expense deducted in determining item 2a.	-
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
	(7) Net loss from securities in investment accounts.	-
	Total additions	-
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	-
	(2) Revenues from commodity transactions.	-
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
	(4) Reimbursements for postage in connection with proxy solicitation.	-
	(5) Net gain from securities in investment accounts.	27,951
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
	(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	INVESTMENT ADVISORY INCOME	-
	(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
	Enter the greater of line (i) or (ii)	-
	Total deductions	27,951
2d.	SIPC Net Operating Revenue	$ 2,258,139
2e.	General Assessment @ .0025	$ 5,645

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